RCVD SEC FW FEB25'21 15:04

Registration Solutions, Inc.

Your New Solution for Outsourcing Compliance and Registration Needs

February 11, 2021

Via Priority US Mail

Securities and Exchange Commission
Fort Worth Regional Office
Burnett Plaza
801 Cherry Street
Suite 1900, Unit 18
Fort Worth, TX 76102

RE: Crutchfield Securities, L.L.C.
(SEC # 8-67433) (FINRA #142156)
2020 Audited Financial Statements

Dear Sir or Madam:

On behalf of my client, Crutchfield Securities, enclosed please find one (1) copies of the Audited Financial Statement, with attached SEC form X-17A-5, Part III, Oath or Affirmation, for Crutchfield Securities, L.L.C. for the year ending 2020. These statements are provided in accordance with Rule 17a-5(d)(1)(i) pursuant to Section 15 of the Securities and Exchange Act of 1934.

Should you have any questions, please contact Crutchfield Securities directly.

Sincerely,

Darlean Newman

Darlean D Newman
President

cc: **Richard G. Wilson Jr.** Designated Principal & FINOP — **VIA email rgw@crutchfieldcapital.com**

644 Red Fox Road, Wise River, MT 59762-9641
PHONE 713-857-3075 | EMAIL Darlean@RegistrationSolutionsInc.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5599 San Felipe Street Suite 555
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
7139610496
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, middle name)

16418 Beewood Glen Dr (Address) Sugarland (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Wilson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities L.L.C., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

BIANCA RODRIGUEZ
Notary ID #130842454
My Commission Expires
October 14, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS and
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2020
PURSUANT TO RULE 17A-5 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
CONFIDENTIAL TREATMENT REQUESTED

INDEX

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Crutchfield Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crutchfield Securities LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020 and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Crutchfield Securities LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crutchfield Securities LLC's management. Our responsibility is to express an opinion on Crutchfield Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crutchfield Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Crutchfield Securities LLC financial statements. The supplemental information is the responsibility of Crutchfield Securities LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Crutchfield Securities LLC's auditor since 2019.

Sugar Land, Texas

2/2/2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2020

ASSETS

Current assets	
Cash	$27,682
Prepaid expenses	386
Total current assets	28,068
TOTAL ASSETS	$28,068

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$3,738
Total current liabilities	3,738
Members' equity	24,330
TOTAL LIABILITIES AND MEMBERS' EQUITY	$28,068

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Fee revenue	$1,106,250
Operating expenses:	
Rent and overhead	3,600
Professional fees	10,468
Consulting fees	1,092,462
Other expenses	3,836
Total operating expenses	1,110,366
Loss before interest income	(4,116)
Interest Income	47
Net Loss	($4,069)

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance at January 1, 2020	$28,399
Net Loss	(4,069)
Balance at December 31, 2020	$24,330

The accompanying notes are an integral part of these financial statements

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Loss	($4,069)
Adjustments to reconcile net income to net cash Used in operating activities:	
Decrease in operating assets	
Prepaid expenses	570
Increase in operating liabilities	
Accrued expenses	576
Net cash provided by operating activities	(2,923)
Net decrease in cash	(2,923)
Cash at December 31, 2019	30,605
Cash at December 31, 2020	$27,682

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS

Description of Business – Crutchfield Securities, L.L.C. (the "Company") was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker- dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures. The Company is under common ownership with Crutchfield Financial, L.L.C. ("Crutchfield Financial").

The Company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company acts primarily to arrange, on behalf of clients, the purchase of privately-owned operating businesses whether structured as a purchase of assets, equity, merger or otherwise.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of Risks – The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Revenue Recognition – The Company earns fees generated from facilitation of the placement of equity and debt instruments. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine when performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management believes that the performance obligation is satisfied on the closing date of a placement of securities because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Retainers and other fees received from customers before recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no contract liabilities required to be recorded by the Company.

Accounts Receivable – Accounts receivable are recorded at outstanding principal

when invoices are issued. The Company evaluates its receivables to determine collectability as necessary. The Company did not have any outstanding accounts receivable at December 31, 2020 or at December 31, 2019.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the members. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. With respect to the Texas margin tax, the Company files a state tax return wherein the individual members are responsible for payment of any tax when due. The Company incurred $0 for Texas margin tax expense in 2020.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement was for one year and thereafter renewed automatically for successive one-year terms unless terminated upon 30-day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

The terms of any arrangements with the related parties may not be the same as those that would otherwise exist or result from transactions and agreements among unrelated parties.

NOTE 4 – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2020, the Company's net capital, as defined, of $23,944 exceeded the required minimum by $18,944. The Company's percentage of aggregate indebtedness to net capital at December 31, 2020 was 15.6%.

NOTE 5 – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2020.

NOTE 6 – MEMBERS' EQUITY

There are three members in the Company. All profits, losses, and distributions are allocated to the members in proportion to their respective percentage interests as defined in the Company's Limited Liability Company Agreement.

Members received consulting payments from the company in the amount of $873,969 for the year ended December 31, 2020.

NOTE 7– CONCENTRATIONS

Major Customers – For the year ended December 31, 2020, the Company had revenues from one customer that accounted for 100% of total revenue. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 2, 2021, the date which the financial statements were available to be issued.

* * * *

CRUTCHFIELD SECURITIES, L.L.C.

SUPPLEMENTAL INFORMATION - SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 of THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2020

	Net Capital Computation
Members' Equity	$24,330
Deductions and/or charges Nonallowable assets	
Prepaid expenses	386
Total deductions	386
Net Capital	23,944
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$18,944
Aggregate Indebtedness	$3,738
Percentage of aggregate indebtedness to net capital	15.6%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2020.

CRUTCHFIELD SECURITIES, L.L.C.

Supplementary Statements II & III Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As the Year-Ended December 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Statement Regarding Reserve Requirement and Possession or Control Requirement

Information related to possession or control requirement is not applicable to Crutchfield Securities, L. L. C. as the Company qualifies as Non-Covered Firm because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3)

// Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Crutchfield Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Crutchfield Securities, LLC states that the Company file an exemption report because The Company provides Mergers and acquisitions and the private placement of securities service, during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Crutchfield Securities, LLC stated that Crutchfield Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Crutchfield Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/2/2021

Crutchfield Securities, LLC

Exemption Report

December 31, 2020

Crutchfield Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Crutchfield Securities, LLC states that company file an exemption report because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Crutchfield Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Richard G. Wilson, Jr.

Chief Compliance Officer